SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

MAKO SURGICAL CORP.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

560879108

(CUSIP Number)

Kerry Kenny

525 University Ave., Suite 520

Palo Alto, CA 94301

650-475-0144

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 560879108		13D

1.	Name of Reporting Persons Skyline Venture Partners V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 560879108		13D

1.	Name of Reporting Persons Skyline Venture Management V, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 560879108		13D

1.	Name of Reporting Persons John Freund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 560879108		13D

1.	Name of Reporting Persons Yasunori Kaneko

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.0%

14.	Type of Reporting Person (See Instructions) IN

Introductory Note:  This Amendment No. 4 (the “Amendment”) to the statement on Schedule 13D is being filed by the Reporting Persons and amends and restates Amendment No. 3 to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 31, 2011 (the “Amended Schedule 13D”), and relates to shares of Common Stock, $0.001 par value per share (“Common Stock”), of Mako Surgical, Inc., a Delaware corporation (the “Issuer” or “Mako”).

This Amendment is being filed to report that on December 17, 2013, pursuant to that certain Agreement and Plan of Merger, dated September 25, 2013 (the “Merger Agreement”), by and among Stryker Corporation, a Michigan corporation (“Parent”), Lauderdale Merger Corporation, a Delaware corporation and wholly-owned subsidiary of Parent, and Mako, Mako became a wholly-owned subsidiary of Parent. As a result of the transactions contemplated by the Merger Agreement, Mako has terminated all offerings of the Company’s securities pursuant to the Registration Statements.  Accordingly, Mako terminated the effectiveness of the Registration Statements and, by means of the post-effective amendments, removed from registration any and all securities of the Company that had been registered for issuance but remained unsold under the Registration Statements.

Items 3, 5 and 7 of the Amended Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth.  All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Amended Schedule 13D.

Item 1.	Security and Issuer.

(a)  This Statement on Schedule 13D is filed on behalf of Skyline Venture Partners V, L.P. (“SVP V”), Skyline Venture Management V, LLC (“SVM V”), John Freund (“Freund,”) and Yasunori Kaneko (“Kaneko”, and together with SVP V, SVM V and Freund, the “Reporting Persons”), in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of MAKO Surgical Corp. (the “Issuer”).

(b)  The principal executive office of the Issuer is located at 2555 Davie Road, Fort Lauderdale, Florida 33317.

Item 2.	Identity and Background.

(a)         Name:

Skyline Venture Partners V, L.P. (“SVP V”)

Skyline Venture Management V, LLC (“SVM V”)

John Freund, M.D. (“Freund”)

Yasunori Kaneko, M.D. (“Kaneko”)

(b)     The address of the principal place of business of the Reporting Persons is 525 University Avenue, Suite 520, Palo Alto, California 94301.

(c)          The principal business of the Reporting Persons is venture capital investment.

(d)         SVM V is the general Partner of SVP V. Freund and Kaneko are managers of SVM V.

(d)         During the last five years, none of the Listed Persons (as defined below), to the knowledge of the Reporting Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         During the last five years, none of the Listed Persons (as defined below), to the knowledge of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Citizenship:

SVP V:          Delaware, United States of America

SVM V:        California, United States of America

Freund:         United States of America

Kaneko:        United States of America

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling SVM V, the general partner of SVP V (the “Listed Persons”), required by Item 2 of Schedule 13D is listed on Schedule I hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration.

MAKO Surgical Corp. (Nasdaq:MAKO) (“MAKO”) announced that MAKO stockholders voted at a special meeting of stockholders held on December 13, 2013 to approve the adoption of the Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of MAKO with and into a wholly owned subsidiary of Stryker Corporation (NYSE:SYK). Based on a tabulation of the stockholder vote, approximately 99% of all votes cast, which represents approximately 65% of all outstanding shares on November 12, 2013, the record date for the special meeting, were voted in favor of the merger. MAKO stockholders also approved the proposal to approve, on an advisory (non-binding) basis, specified compensation payable to the Company’s named executive officers in connection with the merger.

Under the terms of the Merger Agreement, MAKO stockholders will receive $30 per share in cash at the closing of the merger. The parties anticipate that the transaction will close on December 17, 2013, and the parties intend that promptly thereafter MAKO will be delisted from Nasdaq

Item 5.	Interest in Securities of the Issuer.
The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on this Schedule 13D is provided as of December 17, 2013.

Reporting Persons	Shares Held Directly	First Closing Warrants Held Directly	Call Warrants Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)
SVP V	0	0	0	0	0	0	0	0	0.0%

SVM V	0	0	0	0	0	0	0	0	0.0%

Freund	0	0	0	0	0	0	0	0	0.0%

Kaneko	0	0	0	0	0	0	0	0	0.0%

(e)           As of December 17, 2013, the Reporting Persons ceased ownership of more than five percent of the shares of Common Stock.

Item 7.	Material to be Filed as Exhibits.
A: Agreement regarding filing of joint Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

SKYLINE VENTURE PARTNERS V, L.P.

By:	Skyline Venture Management V, LLC
Its:	General Partner

By:	/s/ Kerry Kenny, attorney-in-fact
John G. Freund
Managing Director

SKYLINE VENTURE MANAGEMENT V, LLC

By:	/s/ Kerry Kenny, attorney-in-fact
John G. Freund
Managing Director

/s/ Kerry Kenny, attorney-in-fact
John Freund

/s/ Kerry Kenny, attorney-in-fact
Yasunori Kaneko

SCHEDULE I

John G. Freund

c/o Skyline Ventures

525 University Avenue, Suite 520

Palo Alto, California 94301

Principal Occupation:  Principal of venture capital investment partnerships

Citizenship:  United States of America

Yasunori Kaneko

c/o Skyline Ventures

525 University Avenue, Suite 520

Palo Alto, California 94301

Principal Occupation:  Principal of venture capital investment partnerships

Citizenship:  United States of America

EXHIBIT INDEX

A.  Agreement regarding filing of joint Schedule 13D.

Exhibit A

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the common stock of MAKO Surgical Corporation is filed on behalf of each of the undersigned.

Dated: February 14, 2014

SKYLINE VENTURE PARTNERS V, L.P.

By:	Skyline Venture Management V, LLC
Its:	General Partner

By:	/s/ Kerry Kenny, attorney-in-fact
John G. Freund
Managing Director

SKYLINE VENTURE MANAGEMENT V, LLC

By:	/s/ Kerry Kenny, attorney-in-fact
John G. Freund
Managing Director

/s/ Kerry Kenny, attorney-in-fact
John Freund

/s/ Kerry Kenny, attorney-in-fact
Yasunori Kaneko

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)